Exhibit 1

The Westpac SPS are being offered in Australia. This media release does not constitute an offer of securities for sale in the United States, and the Westpac SPS may not be offered or sold in the United States.

Media Release

18 June 2008

Westpac announces Tier 1 hybrid transaction

Westpac Banking Corporation today announced the launch of a new, ASX listed, Non-innovative hybrid Tier 1 security, to be known as Westpac Stapled Preferred Securities (Westpac SPS).

The Westpac SPS offer seeks to raise approximately A$600 million, with the ability to raise a greater or lesser amount.

Westpac’s Chief Financial Officer, Phil Coffey, said: “Westpac SPS provides cost effective hybrid equity. It will further strengthen Westpac’s Tier 1 capital which is particularly important in the current operating environment.”

Westpac SPS qualifies as Non-innovative Residual Tier 1 Capital under APRA’s new capital adequacy standards. The issue of Westpac SPS enhances Westpac’s overall capital mix by effectively utilising capacity under Westpac’s regulatory hybrid limits.

The issue of Westpac SPS is not connected to the proposed merger with St.George Bank Limited and is expected to be completed by the end of July 2008 and before the proposed merger has been implemented.

Westpac SPS are stapled securities issued by Westpac, consisting of a Westpac preference share, stapled to a subordinated note issued by Westpac’s New York branch and are expected to be rated ‘A+’ by Standard & Poor’s and ‘Aa3’ by Moody’s.

Holders of Westpac SPS will receive preferred, non-cumulative, floating rate distributions, which are scheduled to be paid quarterly, subject to a Distribution Payment Test, and are expected to be fully franked. Distributions will be calculated quarterly using the formula (90 day Bank Bill Rate + Margin) x (1-Tax Rate). The Margin is expected to be between 2.30%-2.80% and will be set following a Bookbuild.

Given the structure of the Offer, Westpac SPS may be attractive to Australian retail investors and those institutions that can benefit from a fully franked distribution. The potential value of the franking credits does not accrue at the same time as holders receive the cash distributions and a holders’ ability to use franking credits will depend on individual tax positions.

Westpac SPS are being offered to eligible holders of Westpac Ordinary Shares and Westpac TPS. Eligible retail clients of the Joint Lead Managers and syndicate brokers as well as certain Institutional Investors will also be able to participate. Applications must be for a minimum of 50 Westpac SPS (A$5,000).

The Offer is expected to open on 26 June 2008 and will be made via a prospectus which has been lodged with the Australian Securities and Investments Commission (ASIC) today and is available for download at www.westpac.com.au/investorcentre.

www.westpac.com.au

Westpac will apply for Westpac SPS to be quoted on the Australian Securities Exchange to allow trading in the new securities once the Offer is completed.

Ends.

For Further Information

David Lording	Jane Counsel
Westpac Media Relations	Westpac Media Relations
Ph: 02 8253 3510	Ph: 02 8253 3443
Ph: 0419 683 411	Ph: 0416 275 273

More information about Westpac SPS

Distributions

•        Distributions will be calculated each quarter as (90 day Bank Bill Rate + Margin) x (1-Tax Rate) and the Margin is expected be within the range of 2.30%-2.80%.

•        Distributions are expected to be fully franked and accordingly holders are expected to receive cash distributions and franking credits.

•        As an example:

•       if the potential value of the franking credits is taken into account in full;

•       the Bank Bill Rate on the issue date was 7.90% per annum (the rate as at 11 June 2008); and

•       the Margin was set at 2.30% per annum,

the Distribution Rate would be calculated as 7.14% per annum which would be equivalent to an unfranked distribution rate of 10.20% per annum.

•        The potential value of the franking credits does not accrue at the same time as holders receive the cash distributions and a holder’s ability to use franking credits will depend on individual tax positions.

Conversion features

•      Westpac SPS may be Converted, Transferred or Redeemed in certain circumstances.

•      Westpac SPS are expected to be Converted into Westpac ordinary shares on 26 September 2013.

•        Conversion of the Westpac SPS is subject to certain conditions being satisfied.

Key Dates for Westpac SPS

•        Announcement of Margin and opening of the Offer – 26 June 2008.

•        Closing date for the Securityholder Offer – 5.00pm Sydney time on 23 July 2008.

•        Closing date for the Broker Firm Offer – 10.00am Sydney time on 28 July 2008.

•      Trading commences on an unconditional and deferred settlement basis – 31 July 2008.

Additional information

•        Full details of the Offer are contained in the Prospectus, which is available at www.westpac.com.au/investorcentre. Investors should consider the Prospectus in full before deciding whether to invest in Westpac SPS. Investors who wish to acquire Westpac SPS will need to complete the Application Form that will be in or will accompany the Prospectus.

•        Eligible Securityholders can register to receive a Prospectus by calling the Westpac SPS Information Line on 1300 139 843 or by registering online at www.westpac.com.au/investorcentre.

•        Broker Firm Applicants should contact their Syndicate Broker for instructions on how to register their interest.

Notes

Capitalised terms in this media release refer to terms as described in the Westpac SPS Prospectus.
Dates are indicative only and may change